UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Reservoir Media, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76119X105

(CUSIP Number)

IRENIC CAPITAL MANAGEMENT LP

767 Fifth Avenue, 15th Floor

New York, New York 10153

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76119X105

1	NAME OF REPORTING PERSON

Irenic Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,328,860
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,328,860
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,328,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

PN, IA

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CUSIP No. 76119X105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Reservoir Media, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 200 Varick Street, Suite 801A, New York, NY 10014.

Item 2.	Identity and Background.

(a)       This statement is being filed by Irenic Capital Management LP, a Delaware limited partnership (“Irenic Capital” or the “Reporting Person”), the investment manager of Irenic Capital Evergreen Master Fund LP, a Cayman Islands limited partnership (“Irenic Evergreen Master”) and Irenic Capital Opportunity Master Fund LP, a Cayman Islands limited partnership (“Irenic Opportunity Master” and together with Irenic Evergreen Master, the “Irenic Funds”), with respect to the Shares held by the Irenic Funds. Irenic Capital Management GP LLC (“Irenic Capital GP”), a Delaware limited liability company, is the general partner of Irenic Capital. Irenic Capital Evergreen Fund GP LLC (“Irenic Evergreen GP”), a Delaware limited liability company, is the general partner of Irenic Evergreen Master. Irenic Capital Opportunity Fund GP LLC (“Irenic Opportunity GP”), a Delaware limited liability company, is the general partner of Irenic Opportunity Master. Adam Katz is the Chief Investment Officer of Irenic Capital and a managing member of each of Irenic Capital GP, Irenic Evergreen GP and Irenic Opportunity GP. Andrew Dodge is the Director of Research of Irenic Capital and a managing member of each of Irenic Capital GP, Irenic Evergreen GP and Irenic Opportunity GP.

(b)       The business address of each of Irenic Evergreen Master, Irenic Opportunity Master, Irenic Capital, Irenic Capital GP, Irenic Evergreen GP, Irenic Opportunity GP and Messrs. Katz and Dodge is 767 Fifth Avenue, 15th Floor New York, NY 10153.

(c)       The principal business of Irenic Capital is serving as the investment manager for the Irenic Funds. The principal business of the Irenic Funds is investing in securities. The principal business of Irenic Capital GP is serving as the general partner of Irenic Capital. The principal business of Irenic Evergreen GP is serving as the general partner of Irenic Evergreen Master. The principal business of Irenic Opportunity GP is serving as the general partner of Irenic Opportunity Master. The principal business of Mr. Katz is serving as the Chief Investment Officer of Irenic Capital and a managing member of each of Irenic Capital GP, Irenic Evergreen GP and Irenic Opportunity GP. The principal business of Mr. Dodge is serving as the Director of Research of Irenic Capital and a managing member of each of Irenic Capital GP, Irenic Evergreen GP and Irenic Opportunity GP.

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Irenic Capital is a Delaware limited partnership. Irenic Evergreen Master and Irenic Opportunity Master are Cayman Islands limited partnerships. Irenic Capital GP, Irenic Evergreen GP and Irenic Opportunity GP are Delaware limited liability companies. Messrs. Katz and Dodge are citizens of the United States of America.

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CUSIP No. 76119X105

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,328,860 Shares beneficially owned by the Reporting Person is approximately $19,536,302, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Person believes the securities of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Person will seek to engage in a dialogue with the Issuer's Board of Directors (the “Board”) and/or management about strategic opportunities to maximize shareholder value, including transactions in which the Reporting Person may seek to participate and potentially engage in, as an acquirer, investor and/or financing source. The Reporting Person may also seek to communicate with shareholders and other third parties about such transactions.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, composition of the Board, ownership, capital or corporate structure, sale transactions, dividend policy, strategy and plans. The Reporting Person intends to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may change its intentions with respect to any and all matters referred to in this Item 4. It may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of the Shares. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

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CUSIP No. 76119X105

Item 5.	Interest in Securities of the Issuer.

(a)       See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 64,810,835 Shares outstanding as of November 3, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023. As of the date hereof, the Reporting Person beneficially owned 3,328,860 Shares, constituting approximately 5.1% of the Shares outstanding.

(b)       See rows (7) through (10) of the cover page to this Schedule 13D for the Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)       The transactions in the Shares effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth on Schedule A attached hereto.

(d)       No persons other than the Irenic Funds and the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

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CUSIP No. 76119X105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2023

Irenic Capital Management LP

By:	Irenic Capital Management GP LLC

By:	/s/ Adam Katz
	Name:	Adam Katz
	Title:	Managing Member

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CUSIP No. 76119X105

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased	Price Per Security ($)	Date of Purchase/Sale

IRENIC CAPITAL MANAGEMENT LP

Purchase of Common Stock	10,000	5.8319	11/08/2023
Purchase of Common Stock	10,000	5.7724	11/09/2023
Purchase of Common Stock	10,000	5.6433	11/10/2023
Purchase of Common Stock	10,000	5.6409	11/13/2023
Purchase of Common Stock	5,086	5.8004	11/14/2023
Purchase of Common Stock	4,013	5.8892	11/15/2023
Purchase of Common Stock	10,000	5.8892	11/16/2023
Purchase of Common Stock	6,352	5.9913	11/17/2023
Purchase of Common Stock	2,700	6.0397	11/20/2023
Purchase of Common Stock	8,135	5.9584	11/21/2023
Purchase of Common Stock	10,000	5.9993	11/22/2023
Purchase of Common Stock	9,598	6.0088	11/22/2023
Purchase of Common Stock	10,000	6.0422	11/24/2023
Purchase of Common Stock	10,000	5.9509	11/27/2023
Purchase of Common Stock	10,000	5.8927	11/28/2023
Purchase of Common Stock	7,478	5.9291	11/29/2023
Purchase of Common Stock	10,000	6.0098	11/30/2023
Purchase of Common Stock	5,776	6.0480	11/30/2023
Purchase of Common Stock	10,000	6.0487	12/01/2023
Purchase of Common Stock	10,000	6.0481	12/01/2023
Purchase of Common Stock	15,000	6.0854	12/04/2023
Purchase of Common Stock	7,700	6.0212	12/05/2023
Purchase of Common Stock	15,000	6.0475	12/05/2023
Purchase of Common Stock	15,000	6.0462	12/06/2023
Purchase of Common Stock	5,000	5.9118	12/06/2023
Purchase of Common Stock	10,000	5.9872	12/07/2023
Purchase of Common Stock	10,000	5.9149	12/07/2023
Purchase of Common Stock	7,500	5.9191	12/08/2023
Purchase of Common Stock	7,500	5.9188	12/08/2023
Purchase of Common Stock	15,000	5.9300	12/11/2023
Purchase of Common Stock	6,609	6.0121	12/12/2023
Purchase of Common Stock	73,105	6.0000	12/13/2023
Purchase of Common Stock	9,063	6.0054	12/13/2023